MAIL STOP 03-08
	October 14, 2004

Mr. Ian Valentine, CEO
Brands Shopping Network, Inc.
13431 Beach Avenue
Marina Del Rey, CA 90292

	RE:	Brands Shopping Network, Inc.
		Information Statement filed on Schedule 14C
		Commission File No. 0-32473
		Filed on September 14, 2004

Dear Mr. Valentine:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you have not filed any current reports on Form 8-K during the past fiscal year. It appears that you should have filed an Item 1 Form 8-K regarding the proposed merger because it involves arrangements that may result in a change of control. See Item 403(c) of Regulation S-B. Please advise or revise.
2. We note that after the proposed transactions, two percent of your common stock will be held by former BSN shareholders. Please tell us whether any of the proposed transactions will cause any of the effects enumerated by Rule 13e-3(a)(3)(ii) under the Securities
Exchange Act of 1934.   We may have further comments.
3. Please provide the information required by Item 14 of Schedule 14A. In particular, please provide selected and supplementary financial data for United Fuel and Energy. Also, provide the information required by Item 304 and 305 of Regulation S-K for UFE. See Part C of the Form S-4, which is required by Item 14(c)(2) of
Schedule 14A and Item 1 of Schedule 14C.
Information Statement Cover Page
4. We note the disclosure on the cover page that no fee is required for this form. Please revise in accordance with Exchange Act Rule 14c-5(g).
Preliminary Information Statement
5. In the letter to stockholders, provide the statement required by
Item 2 of Schedule 14C in bold-face type.  Please revise.
6. State the vote required for approval of the proposed transactions, and disclose the percentage of stockholders that have consented in writing to approve the proposed transactions.
7. Disclose the market value of the registrant`s securities as of the date preceding public announcement of the proposed transaction and as of the most recent practicable date.
8. Consider whether it is necessary to define "we," "us," and "our."

Summary Term Sheet, page 2
9. Disclose the percentage of securities that the public stockholders will hold following the merger compared to their percentage ownership prior to the transactions.
10. Quantify the aggregate amount of benefits that management of Brands Shopping Network will receive or to which they will become entitled as a result of the merger here and in the full discussion of the merger.

Information About the Voting Rights of Our Stockholders, page 3
11. Name the control person(s) of Bendecida Orquidea Rev TR and Yarbols Inc. Briefly describe the affiliation between Bendecida
Orquidea Rev TR and Brands Shopping Network.    We also note that you
identified Century Partners, Ltd as a 19.1% holder in the Form 10-KSB for the fiscal year ended December 31, 2003. Please advise why Century Partners, Ltd is not included in this table.
Terms of the Merger, page 4
12. The information statement should describe the material terms of the merger agreement, including, but not limited to, the structure of the transaction and the material covenants, representations and warranties, conditions and termination provisions related to the merger. Refer to Item 1 of Schedule 14C and Item 14(b)(4) of
Schedule 14A. Also, disclose the treatment of outstanding Brands Network Shopping options and warrants under the merger agreement.
13. We note that either party to the merger agreement has the right to terminate the agreement if it is not consummated on or before September 30, 2004. Discuss the ramifications of terminating the merger agreement pursuant to section 9.3, including responsibilities for any costs that either party could incur as a result of terminating the agreement.
About BSN, page 5
Description of Business, page 5
14. Please briefly describe the primary operations of Brands Shopping Network, Inc. and USA Dealers Auction.com, Inc. prior to the merger.
15. Please substantiate or delete promotional terms and phrases appearing in this section. For example, we note the statement that BSN is "unique" and sought to offer a "world-class television retailing opportunity."
16. Please explain "process-driven technology implementations."
Plan of Operation, page 6
17. Please disclose the outstanding balance on loans from stockholders, discussing all material terms including applicable interest rate(s). Identify the stockholders and the beneficial holders of the stockholders if any are entities.
Market for Common Equity and Related Stockholder Matters, page 7
18. We note the statement that the prices included in the table "do not necessarily reflect actual transactions." Please explain.
19. Disclose the stock prices for two full fiscal years and any interim periods. See Item 201 of Regulation S-B.
Legal Proceedings, page 7
20. We note the statement that there are no legal proceedings pending against the company. We also note disclosure in the company`s Form 10-QSB filed for the period ended June 30, 2004 indicating that a Judgment by Default was entered against the company on March 23, 2004 in the amount of $168,435. Please discuss the Judgment rendered against the company and its potential ramifications, or advise supplementally.

About United Fuel, page 8
Description of Business, page 8
21. Please supplementally provide support for the statement that "EWC is the largest marketer of fuel and lubricants in each of the market areas in which it operates and is one of the largest propane distributors in the state of Texas."
22. Please disclose your competitive position in the industry and your methods of competition.
23. Please discuss the material effects of compliance with environmental regulations or tell us supplementally that there are no material effects to disclose.
Legal Proceedings, page 7
24. We note the statement that there are no legal proceedings pending against the company. We also note disclosure in the company`s Form 10-QSB filed for the period ended June 30, 2004 indicating that a Judgment by Default was entered against the company on March 23, 2004 in the amount of $168,435. Please discuss the Judgment rendered against the company and its potential ramifications, or advise supplementally.
Management`s Discussion and Analysis
Forward-Looking Statements, page 9
25. Please delete your reference to the Private Securities Litigation
Reform Act.
26. Please delete the word "will" from the list of words appearing in the second sentence under this caption.
Overview, page 9
27. Please disclose any trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity.
Capital Sources, page 12
28. Revise your disclosures to include a discussion of liquidity and capital resources for the three years ended December 31, 2003.
29. It appears that receivables at UFE have increased at a higher rate, as of June 30, 2004 than have sales for the six months ended June 30, 2004 compared to the previous six-month period. Tell us, and revise your disclosures, why there has been an unusually large increase in receivables relative to sales. We note your disclosures that there have been price increases, however, it appears that the increase in receivables has been significantly influenced by other factors.
30. Please clearly indicate whether the company is currently in compliance with the financial covenants referred to and discuss the anticipated effect, if any, the proposed merger will have on future compliance with those covenants.
31. Please disclose the "applicable margin rate" on the company`s revolving line of credit.
32. We note the company has two additional loan facilities with two different lenders. Please identify these lenders if considered affiliates of the company.
33. Disclose the status of renewing the Revolver.
Background of Merger Transaction
BSN`s Reason for the Merger, page 13
34. We note that BSN paid consultants by issuing shares of its $.001 par value common stock. Describe in greater detail the services provided by consultants. Identify the consultants if considered affiliates of the company and quantify the amount and value of shares given in return for consulting services.
35. Disclose the tax consequences of the transaction.
United Fuel`s Reason for the Merger, page 14
36. Disclose the cost difference between merging with a public shell and an initial public offering and registering your securities under section 12 of the Securities Exchange Act of 1934.
Contacts between United Fuel and BSN, page 14
37. Please clarify how the merger exchange ratio and the 1-for-40 reverse stock split was determined and how it is considered fair to all shareholders. Disclose which party proposed the exchange ratio and the reverse stock split, and discuss fully the negotiations that took place between the parties to the merger agreement.
38. We note disclosure indicating that the BSN board was satisfied with the exchange ratio based upon the fair value and net assets contributed by United Fuel and was satisfied with United Fuel`s current financial statements and management team. We further note that the BSN board concluded that a reverse merger with United Fuel was "in the best interest of BSN`s existing stockholders." Please revise to specifically discuss the factors that were considered in making such generalized conclusions. In the absence of a fairness opinion, explain how the transaction is considered to be "in the best interest of BSN`s existing stockholders."


Action 2 - Amendment to Articles of Incorporation, page 16
39. We note that the board of directors and consenting stockholders have approved amendments to the company`s articles of incorporation in order to increase the authorized common stock. In that regard, please disclose the information required by Item 19 of Schedule 14A and Item 1 of Schedule 14C. Please provide more detailed information concerning the reasons for the proposed increase in common stock.
40. We note that you intend to issue shares of common stock to certain BSN debtholders. Disclose the conversion rate of indebtedness to shares of common stock, and discuss how you determined the conversion rate.
41. We note that the shares issued by BSN will not be registered under the Securities Act of 1933 based on the exemption from registration under Section 4(2) and Rule 506 of the Securities Act. Please disclose the facts relied upon in claiming the availability of these exemptions.
Section 16(a) Reports, page 18
42. We note that there have been no Form 3, Form 4, or Form 5 filings made by your officers, directors, or principal shareholders since you became a reporting company. Please revise the disclosure in this section or advise.
Security Ownership of Certain Beneficial Owners and Management, page
18
43. Provide the beneficial ownership information as of the most recent practicable date. See Item 403 of Regulation S-B. Remuneration of Directors and Officers, page 19
44. We note disclosure in your 10-QSB filed for the period ended June 30, 2004 indicating that BSN owed $959,493 in salaries to company officers and shareholders. Please reconcile with disclosure in this section indicating that no officers and directors of BSN received compensation. Revise your disclosure as appropriate. Also revise the Form 10-KSB.
45. Disclose any negotiations, preliminary or otherwise, with executive officers regarding compensation.
List of Omitted Schedules
46. All schedules listed in this section should be provided to the staff on a supplemental basis. We may have further comment upon review.


Financial Statements
United Fuel and Energy Corporation and Subsidiaries Consolidated Balance Sheets, page 2
47. Please conform the description of cash on the face of the balance sheet and in the summary of significant accounting policies to cash and cash equivalents, as listed in the statement of cash flows. See paragraph 7 of SFAS No. 95 and Rule 5-02 of Regulation S-X.
48. Generally, assets are listed in the balance sheet based on their liquidity and liabilities based on their due dates. Please explain why the current maturities of the long-term debt, capital leases and notes payable are expected to require the use of current assets before accounts payable and accrued expenses, or, reclassify these amounts to below accrued expenses.
49. Please remove the dashes in the amount columns for Commitments and Contingencies. See Rule 5-02.25 of Regulation S-X.
United Fuel and Energy Corporation and Subsidiaries Consolidated Statements of Operations and Retained Earnings, page 3
50. Please provide three years of results of operations. We note that the registrant is S-B eligible. However, as this is a reverse acquisition and the operating company is merging into a public shell, the Staff views this as akin to an IPO and look to the accounting acquirer in order to determine S-B eligibility. We note that the revenues of the operating company exceeded $25 million in the most recent year.
51. Please state separately, the amount of amortized debt discount and expenses. See Rule 5-03.8.of Regulation S-X.
United Fuel and Energy Corporation and Subsidiaries Consolidated Statements of Cash Flows, page 4
52. In your cash flows from operating activities, please make the distinction between the adjustments to reconcile earnings to net cash and the changes in operating assets and liabilities by inserting the latter mentioned description in the statement. Also, you reported notes payable on a net basis. To qualify for net cash flow reporting, the notes payable are required to be due on demand or have original maturities of three months or less. Please provide an explanation why your notes meet the existing net reporting criteria; or, present the gross inflows and outflows of the notes payable. Please see paragraphs 21 - 24, Example 1- the indirect method, and paragraph 13 of SFAS No. 95.




Summary of Significant Accounting Policies, page 6
General
53. Include the required disclosures about the fair values of your financial instruments. See paragraphs 10-15 of SFAS No. 107.

Life Insurance on Life of Former Officer-Stockholder, page 7
54. Please disclose your policy on loans, whether you have any loans outstanding on the insurance policy and whether there is a firm commitment or a stock buyback agreement that requires you to buy your stock in the event of the insured`s death in order to protect you from an abrupt change in management. See AICPA TIS Section 2240.

Environmental Costs
55. Please explain to us your policy of accruing environmental remediation costs for services or property expected to be provided with three and a half months after recognition. Please support your explanation with reference to applicable accounting literature.

New Reporting Requirements, page 8
56. You disclosed the adoption of SFAS No. 143 as having no impact on your financial position and operations. Tell us whether you are under any legal obligation to perform remediation upon the retirement of any of your long-lived assets. For example, we note that you operate facilities that store and dispense fuel. Please explain how you considered the factors in paragraphs 3-10 of SFAS No. 143 to arrive at the conclusion that you should not record any asset retirement obligations.

Note C - Property, plant and equipment, page 11
57. Please disclose the depreciation periods for each class of assets, including the consideration of choosing the lease term or asset`s useful life. See Rule 5-02.8.of Regulation S-X.
Note D - Debt, page 11
58. Please disclose the reasons for significant changes in each instrument from year to year, the weighted average interest rates as of each balance sheet date and a brief indication of the priority of each instrument. Then, disclose the approximate values of any assets mortgaged, pledged or subject to liens. See Rules 5-02.19(b) - 22 and 4-08(b) of Regulation S-X. Also, in reviewing your information statement, you indicate that you refinanced debt instruments but disclosed no information about the transaction. Please describe the nature of the transaction, disclosing the principal changes between the exchanged instruments, in the notes to consolidated financial statements. See D22.122(a) of FASB Current Text.
Note H - Commitment and Contingencies
59. Explain to us in more detail what specific remediation efforts you are participating in. Tell us what is the nature of the cleanup effort, the cost of the cleanup effort, and the time needed to complete the cleanup effort. Additionally, tell us how much you spend annually to comply with environmental regulations apart from any remediation efforts that you are currently undertaking.
Note F - Subsequent Events
60. Update this note to address the maturities of debt due in September 2004.
Pro Forma Financial Statements
61. Provide a pro forma statement of operations for the year ended December 31, 2003.
62. Revise your pro forma statements of operations to include earnings per share. See Regulation S-X Article 11.

Form 10-KSB for the fiscal year ended December 31, 2003
General
63. Your information statement should be amended to reflect any
changes made as a result of the comments below.   Similarly, the
above comments on the business of Brands Shopping Network also apply to the Form 10-KSB.
64. Provide the information required by Item 8A of Form 10-KSB.

Business, page 1
65. Revise this section to make it clear that you have received a going-concern opinion. You should not discuss proposed services in terms that indicate that they will be similar to those provided by established national companies given that you are in the development stage. Also, you should discuss only technology capabilities that you had as of the period covered by the report.

Legal Proceedings, page 5
66. Disclose the information required by Item 103 of Regulation S-B with respect to the legal proceedings related to the default on the promissory note.

Market for Common Equity and Related Stockholder Matters, page 5
67. Provide the range of high and low bid information for two years. See Item 201 of Regulation S-B.
Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act, page 7
68. Disclose whether you have an audit committee financial expert serving on the board of directors. If not, disclose why you do not have an audit committee financial expert. Refer to Item 401(e) of Regulation S-B.
69. Provide the disclosure required by Item 406 of Regulation S-B regarding whether you have adopted a code of ethics that applies to your principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. See Item 406 of Regulation S-B. If you have not adopted a code of ethics, explain why you have not done so.

Security Ownership of Certain Beneficial Owners and Management, page
8
70. Identify the natural persons with voting or dispositive control over Century Partners, Ltd. Also, this information should be provided as of the most recent date practicable, yet the information is as of March 30, 2003, a date prior to the fiscal year end. Please revise.
Financial Statements
Statement of Operations, page 3
71. In Note 2 to your interim financial statements as of March 31, 2004, we note that you wrote down $692,819 of software as of December 31, 2003. Tell us where that is reflected in your statement of operations.
Statement of Changes in Stockholders` Deficit, page 4
72. Please provide a statement of changes in stockholders` deficit from the date of your inception, and for each issuance show the date, dollar amount and number of shares of stocks, warrants, rights or other securities issued for cash or other consideration. For issues involving non-cash consideration, describe the nature and the basis for assigning amounts, if applicable. See paragraph 11(d) of SFAS No. 7.
Consolidated Statements of Cash Flows, page 5
73. It is difficult to reconcile the 2002 common stock issuances between the statements of changes in stockholders` deficit and cash flows. Please provide separate reconciliations for the number of shares of common stock issued for services and issued for the extinguishment of debt. Include in your reconciliation a discussion that supports their classifications as either operating or financing activities; then, please explain what debt was extinguished and where the funds raised from the issuance of common stock are reflected as a cash outflow. We may have further comments. See paragraphs 18-24 of SFAS No. 95 and paragraph 6.45 of AICPA Trends and Techniques.
Note 1 - Significant Accounting Polices and Procedures, page 6
Fair Value of Financial Instruments, page 6
74. Please add a discussion about the estimation of fair value for your stockholder`s loans. See paragraphs 10 - 15 of SFAS No. 107.
Note 4 - Income Taxes, page 9
75. Please disclose the components of the net deferred tax assets or liabilities, the total valuation allowance, the net change during the year in the valuation allowance and the significant components of income tax expense attributable to continuing operations for each year presented. See paragraphs 43 and 45 of SFAS No. 109.
Note 6 - Notes Payable, page 9
76. Please revise the footnote title and description of the obligation to Image Capital Partners to similarly reflect the caption in the consolidated balance sheet-shareholders` loans. Also, include disclosure to illustrate for each of the five years following the balance sheet date, the aggregate amounts of payments for unconditional purchase obligations and amounts recorded on the balance sheet, the aggregate amount of maturities and sinking fund requirements as well as the facts and circumstances surrounding your loan default. See paragraph 10 of SFAS No. 47.
Note 7 - Related Party Transactions, page 10
77. You state in this note that you do not lease or rent any property, however, in Item 2, you indicate two leases and rental payments in the amount of $2,437. Please clarify and revise as necessary.
Note 8 - Stockholders` Equity, page 10
78. You disclose in this note, as well as note 12, that you issued 5,310,571 shares of common stock on January 31, 2002; however, the statement of changes in stockholders` deficit presents 5,310,588 shares for the same issuance. Please clarify and revise as necessary.
Note 9 - Warrants, page 11
79. Please explain the reason for issuing stock warrants and the fact pattern of the transaction, the counterparty that issued the warrants, consideration received in exchange, if any, and your basis for valuation and accounting for such warrants. We may have more comments.
Note 11 - Commitments, page 12
80. Please revise the footnote title to reflect the caption in the balance sheet and add disclosure to discuss your policy for legal accruals and the aggregate amounts of payments for operating leases and other cash commitments for each of the five years following the balance sheet date. See paragraph 23(b) of SFAS No. 13 and EITF Topic D-77.
Item 13. Exhibits and Reports on Form 8-K, page 9
81. We noted that you listed no exhibits and reports on Forms 8-K. Information such as articles of incorporation, by-laws, material contracts, computation of per share earnings, etc., are required to be filed as exhibits or incorporated by reference. Please identify the required exhibits in the exhibit list and identify the filing with which each exhibit was filed or list the required exhibits and include them in your filing. See Item 601 of Regulation S-B for a list of the required exhibits.


	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Brian McAllister at (202) 824-5664 or Mike Moran at (202) 942-2823 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Benson at (202) 942-2824, Ellie Quarles at (202) 942-1859 or me at
(202) 942-1900 with any other questions you may have.

						Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	Melissa Mahler, Esq.

Fax:	(866) 528-0657


Brands Shopping Network, Inc.
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